Exhibit 99.1

FSD Pharma Announces Share Repurchase Program

TORONTO--(BUSINESS WIRE)--December 30, 2021--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, announced today that its Board of Directors has authorized the repurchase by the Company of up to 2,000,000 of its Subordinate Class B Voting Shares (the “Subordinate Voting Shares”) from time to time over the next 12 months at prevailing market prices in order to allow the Company to use its excess cash reserves to strategically return value to shareholders.

"FSD Pharma is focused on the advancement of its drug candidates toward the clinic; however, with over USD $39.3 million in cash and cash equivalents on our balance sheet as of September 30, 2021, we recognize there may be a strategic opportunity to enhance shareholder value without compromising our ambitious growth plans,” commented Anthony Durkacz, Interim CEO of FSD Pharma. “We believe that our stock is significantly undervalued. This will allow us to continue investing in our future, while, at the same time, also investing in the exceptional value that our own shares represent.”

The Company will purchase up to 2,000,000 Subordinate Voting Shares, being approximately 5% of the Company’s issued and outstanding Subordinate Voting Shares as of the date hereof. The share repurchase program will commence on January 4, 2022 and terminate on December 30, 2022, unless terminated earlier by the Company. The share repurchase program does not obligate the Company to purchase any Subordinate Voting Shares. If management decides it has a better use for its cash reserves, it is under no obligation to continue to purchase Subordinate Voting Shares and share purchases may be suspended or terminated at any time at the Company’s discretion.

The actual number of Subordinate Voting Shares purchased, timing of purchases and purchase price will depend on market conditions. The Company will purchase Subordinate Voting Shares through the facilities of the Canadian Securities Exchange (“CSE”) at the prevailing market price on the CSE at the time of purchase, subject to limitations imposed by applicable securities laws. All Subordinate Voting Shares Purchased by the Company shall be cancelled.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc. (“FSD BioSciences”), a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, ultra-micronized palmitoyl ethylamine (“PEA”) or FSD-PEA (formerly called FSD-201). Lucid Psycheceuticals Inc. (“Lucid”), a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-PSYCH (formerly Lucid-201) and Lucid-MS (formerly Lucid-21-302). Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include the comments made with respect to the Company’s normal course issuer bid, advancing the Company’s research and efforts to enhance shareholder value. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884
Investor Relations: Email: ir@fsdpharma.com, fsdpharma@kcsa.com
Website: www.fsdpharma.com